Exhibit 12.1

PRUDENTIAL FINANCIAL, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended June 30, 2013	Six Months Ended June 30, 2013	Year Ended December 31,
			2012	2011	2010	2009	2008
	($ in millions)
Earnings:
Income (loss) from continuing operations before income taxes(1)	$(797)	$(2,312)	$677	$5,098	$4,235	$3,652	$(2,154)
Less:
Undistributed income (loss) of investees accounted for under the equity method	37	182	107	286	100	(172)	(1,026)
Interest capitalized	—	—	—	—	—	—	5

Adjusted earnings	(834)	(2,494)	570	4,812	4,135	3,824	(1,133)

Add fixed charges:
Interest credited to policyholders’ account balances	394	1,444	4,234	4,484	4,209	4,484	2,335
Gross interest expense(2)	371	735	1,389	1,315	1,224	1,168	1,401
Interest component of rental expense	21	42	96	93	69	69	64

Total fixed charges	786	2,221	5,719	5,892	5,502	5,721	3,800

Total earnings plus fixed charges	$(48)	$(273)	$6,289	$10,704	$9,637	$9,545	$2,667

Ratio of earnings to fixed charges(3)	—	—	1.10	1.82	1.75	1.67	—

(1)	Excludes earnings attributable to noncontrolling interests. The year ended December 31, 2009 includes a $2.247 billion pre-tax gain related to the sale of the Company’s minority joint venture interest in Wachovia Securities.
(2)	Interest expense on short-term and long-term debt. Includes interest expense of securities businesses reported in “Net investment income” in the Consolidated Statements of Operations, capitalized interest and amortization of debt discounts and premiums. Interest expense does not include interest on liabilities recorded under the authoritative guidance on accounting for uncertainty in income taxes. The Company’s policy is to classify such interest in income tax provision in the consolidated statements of operations.
(3)	Due to the Company’s loss for the three and six months ended June 30, 2013 and the year ended December 31, 2008, the ratio coverage was less than 1:1 and is therefore not presented. Additional earnings of $834 million, $2,494 million and $1,133 million would have been required for the three and six months ended June 30, 2013 and the year ended December 31, 2008, respectively, to achieve a ratio of 1:1.